SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

Exhibit 99.1

Resolution Relating to Woori Bank’s Dividend Payment

The Board of Directors of Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, passed a resolution recommending a cash dividend of KRW668 per common share.

Key Details

(Unit: in KRW)

Items	FY 2006	FY 2005
Dividend per share	668	932
Dividend amount	424,818,995,440	592,711,532,560
Net income (in thousand KRW)	1,634,128,000	1,425,755,000
Dividend ratio of par value	13.36%	18.64%

The above figures are subject to the change pending approval of the General Shareholders’ Meeting.

Resolution date: February 5, 2007

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Exhibit 99.2

Reporting of Changes in Revenue or Income of More than 15%

Woori Bank, a wholly owned subsidiary of Woori Finance Holdings, reported changes in revenue or income of more than 15% as described below.

Key Details

(Unit: in thousand KRW)

	FY2006	FY2005	Change (Amount)	Change (%)
Revenue and Income
- Revenue	14,269,734,000	11,227,181,000	3,042,553,000	27.10
- Operating Revenue	1,612,397,000	1,643,005,000	-30,608,000	-1.86
- Ordinary Income	2,136,970,000	1,634,375,000	502,595,000	30.75
- Net Income	1,634,128,000	1,425,755,000	208,373,000	14.61
Other Financial Data
- Total Assets	166,394,675,000	127,193,197,000
- Total Liabilities	155,104,813,000	117,506,058,000
- Shareholders Equity	11,289,862,000	9,687,139,000
- Capital Stock	3,179,783,000	3,179,783,000
- Shareholders Equity/ Capital Stock Ratio (%)	355.1	304.6

The increase in income was due to increases in net interest income arising from the increase in total assets. The above preliminary figures may differ substantially from our final audited information.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: February 5, 2007	By: /s/ Byung-Ho Park
(Signature)
	Name:	Byung-Ho Park
	Title:	Managing Director

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